 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Directorate Change

ROYAL DUTCH SHELL PLC
DIRECTORATE CHANGE

Royal Dutch Shell plc (the "Company") announces its intention to propose to the 2020 Annual General Meeting that Dick Boer and Martina Hund-Mejean be appointed Non-executive Directors of the Company with effect from May 20, 2020 and that Andrew Mackenzie be appointed a Non-executive Director of the Company with effect from October 1, 2020.  Roberto Setubal, appointed a Non-executive Director of the Company in 2017, has notified the Company of his intention to retire and not seek reappointment at the 2020 Annual General Meeting. The Board is grateful for his contributions and service and wishes him well in his future endeavours.

Chad Holliday, Chair of Royal Dutch Shell plc, said "Following a thorough search process and recommendations from the Board’s Nomination and Succession Committee, the Board is delighted to recommend these three appointments to shareholders.  Andrew Mackenzie, Dick Boer and Martina Hund-Mejean each bring a wealth of experience, and collectively the diversity of their expertise will enrich Shell.  In Andrew we have a resources sector leader who has championed disclosure and action on climate change, experience that will be valuable as Shell navigates the energy transition. Dick brings a career’s worth of experience at the forefront of retailing and customer service which is timely as Shell focuses on the growth of our marketing businesses and increasing consumer choices in energy products.  Martina’s financial leadership of technology-focused companies is also highly relevant as Shell explores new technology-enabled business models.  I look forward to having their wisdom around the table.”

Andrew Mackenzie
Born in 1956, Andrew is a British citizen and was CEO of BHP Group plc from 2013 to 2019, having joined the business in 2008 as Chief Executive of Non-Ferrous Metals. From 2004 to 2007 he was at Rio Tinto where he held the roles of Head of Industrial Minerals, and then Head of Industrial Minerals & Diamonds. Prior to this Andrew spent 22 years with BP, joining in 1982 in R&D then worked in operations and technology in many locations and across most business streams and functions, principally in E&P and petrochemicals; he served as Chief Reservoir Engineer and Chief Technology Officer; in his last roles he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally.

From 2005 to 2013 Andrew served as a Non-executive Director of Centrica. He has also served on many non-for-profit boards, including public policy think tanks in the UK and Australia.

Dick Boer
Born in 1957, Dick is a Dutch citizen and was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he had served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe from 2006 to 2011.
Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold’s Dutch businesses.

Prior to joining Ahold, Dick spent more than 17 years in various retail positions for SHV Holdings N.V. in the Netherlands and abroad and for Unigro N.V.

Dick is a Non-executive Director for Nestle and SHV Holdings.

Martina Hund-Mejean
Born in 1960, Martina is a German and US Citizen and was Chief Finance Officer of Mastercard Inc from 2007 to 2019. From 2002 to 2007 she was Senior Vice President, Corporate Treasurer at Tyco International Ltd and from 2000 to 2002 she was Senior Vice President, Treasurer at Lucent Technologies. Prior to this Martina spent 12 years with General Motors undertaking a number of senior roles within their finance operations.

Martina has been a Non-executive Director of Prudential Financial, Inc since 2010, where she is also a member of the Audit Committee.

March 11, 2020

Linda M. Coulter
Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: March 11, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary